As filed with the Securities and Exchange Commission on November 25, 2003
                                                   Registration No. 333 - 104819
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under

                           The Securities Act of 1933

                               -------------------

                                ESSEX CORPORATION
             (Exact name of registrant as specified in its charter)

    COMMONWEALTH OF VIRGINIA                            54-0846569
(State or other jurisdiction of       (I.R.S. Employer Identification Number)
 incorporation or organization)

                               9150 Guilford Road
                            Columbia, Maryland 21046
                                 (301) 939-7000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

        Leonard E. Moodispaw                         WITH A COPY TO:
President and Chief Executive Officer           D. Scott Freed, Esquire
         Essex Corporation                  Whiteford, Taylor & Preston L.L.P.
        9150 Guilford Road                      Seven Saint Paul Street
    Columbia, Maryland  21046                  Baltimore, Maryland 21202
          (301) 939-7000                          (410) 347-8700

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

                                INTRODUCTORY NOTE

This post-effective amendment no. 1 to Form S-3 removes from this registration statement and deregisters 350,000 shares of common stock of Essex Corporation held by certain selling shareholders that have been included for registration in Amendment No. 1 to the Form S-1 registration statement (333-110287) filed by Essex Corporation on November 25, 2003.

PROSPECTUS                                SUBJECT TO COMPLETION:         , 2003





                                ESSEX CORPORATION

                        2,671,573 Shares of Common Stock

         We have prepared this prospectus to allow some of our stockholders to sell up to 2,671,573 shares of our common stock. These stockholders may sell their shares at prices which are based on the market price of the stock, on United States exchanges or in negotiated transactions. Essex will not receive any of the proceeds from the sale of the shares in the offering.

         Our Common Stock trades on the American Stock Exchange under the symbol EYW." On July 24, 2003, the last reported sale price of our common stock was $5.40 per share.

                            -------------------------

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            -------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is _________, 2003.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

ESSEX HAS NOT AUTHORIZED ANYONE, INCLUDING ANY SALESPERSON OR BROKER, TO GIVE ORAL OR WRITTEN INFORMATION ABOUT THIS OFFERING, ESSEX OR THE SHARES COVERED BY THIS PROSPECTUS THAT IS DIFFERENT FROM THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS, OR ANY SUPPLEMENT TO THIS PROSPECTUS, IS ACCURATE AT ANY DATE OTHER THAN THE DATE INDICATED ON THE COVER PAGE OF THIS PROSPECTUS OR ANY SUPPLEMENT TO IT.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

         For purposes of this prospectus, the SEC allows us to "incorporate by reference" certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents:

o Our Annual Report on Form 10-KSB for the fiscal year ended December 29, 2002 and the Form 10-KSB/A No. 1 filed on July 17, 2003

o Our Current Reports on Form 8-K filed on March 7, 2003, April 17, 2003, June 4, 2003 and the Form 8-K/A filed on June 10, 2003.

o Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 30, 2003.

o All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering.

o The description of our Common Stock in our Form 8-A filed on June 3, 2003, as it may be amended from time to time.

         We are delivering with this prospectus a copy of the Form 10-KSB/A No. 1 and the Form 10-QSB referred to above. To obtain a copy of other filings at no cost, you may write or telephone us at the following address:

                               Corporate Secretary

                                ESSEX CORPORATION

                               9150 Guilford Road

                            Columbia, Maryland 21046

                                 (301) 939-7000

         Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the state does not permit an offer.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements contained, or incorporated by reference, in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called "forward-looking statements" by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading "Risk Factors" and throughout this prospectus.

                                ESSEX CORPORATION

         Based in Columbia, Maryland, Essex develops and commercializes optoelectronic devices for industry and government. In the area of services, Essex provides optoelectronic and signal processing expertise to government customers under highly classified advanced and next generation research and development contracts, supports the intelligence community mission critical voice and video systems infrastructure, and provides highly classified systems engineering to government customers. In the area of products, Essex builds optical communications and networking system elements and components. Our products and services incorporate advances achieved through more than two decades of pioneering work in developing high-throughput optoelectronics processors and receivers for image, signal and data processing, and advanced communications applications for U.S. intelligence organizations. See "Our Products and Services" below for more information about our technology, services and products under development.

                          SUMMARY FINANCIAL INFORMATION

         The following table contains summary information derived from the financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 29, 2002 and Quarterly Report on Form 10-QSB for the fiscal quarter ended March 30, 2003, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto.

                                                      FISCAL YEAR ENDED

                                           DECEMBER 29, 2002  DECEMBER 30, 2001
                                           -----------------  -----------------

Revenues                                       $ 4,506 419       $ 2,641,776
Operating loss                                 $(2,150,159)      $(3,577,136)
Net loss                                       $(2,173,617)      $(3,569,199)

Basic Loss Per Common Share                    $     (0.29)      $     (0.67)

Diluted Loss Per Common Share                  $     (0.29)      $       (0.67)
                                                  FISCAL QUARTER ENDED

                                          MARCH 30, 2003 (1)  MARCH 31, 2002
                                          ---------------     --------------
Revenues                                    $3,001,334          $  763,276
Operating Loss                              $   (4,423)         $ (823,889)
Net Loss                                    $ ( 20,081)         $ (830,031)

Basic Loss Per Common Share                 $   ( 0.00)         $   ( 0.11)

Diluted Loss Per Common Share               $    (0.00)         $   ( 0.11)

                                                   AS OF MARCH 30, 2003
Working capital                                       $    882,687

Total Assets                                          $   7,586,712
Goodwill                                              $   3,014,000 (2)
Stockholders' Equity                                  $   4,358,438
Accumulated Deficit                                   $ (14,418,443)



1. Includes one month of operations of Sensys Development Laboratories, Inc. (SDL), which we acquired as of March 1, 2003. See "RECENT DEVELOPMENTS" below.

2.       Reflects goodwill resulting from our acquisition of SDL.

                                  THE OFFERING

Shares of common stock offered by us         None


Shares of common stock that may be           2,671,573
sold by the selling stockholders


Use of Proceeds                              We will not receive any proceeds
                                             from the resale of the shares
                                             offered hereby, all of which
                                             proceeds will be paid to the
                                             Selling Stockholders. See "Use of
                                             Proceeds" on page 18.


Risk Factors The purchase of our common stock involves a high degree of risk. You should carefully review and consider the disclosure under "Risk Factors" beginning on page 7.

American Stock Exchange Trading Symbol       EYW

                               RECENT DEVELOPMENTS

         RESULTS FOR THE SECOND FISCAL QUARTER 2003. On July 23, 2003, Essex reported revenues of $4,149,000 during the second fiscal quarter of 2003 compared to $729,000 in the same period during 2002. Revenue for the first half of 2003 was $7,150,000 compared to $1,493,000 during the first half of 2002. The Company also reported net income of $75,000 during the second fiscal quarter of 2003 compared to a net loss of $835,000 in the same period of 2002. Net income for first half of 2003 was $54,000 compared to a net loss of $1,665,000 for the same period in 2002.

         ACQUISITION OF SENSYS DEVELOPMENT LABORATORIES, INC. Effective March 1, 2003 Essex acquired Sensys Development Laboratories, Inc. (SDL), a Maryland-based provider of systems and software engineering services to the intelligence community. SDL's skill and experience are highly complementary to Essex's core competencies in image and signal processing technology. The acquisition adds over 25 employees, an estimated $4 million to Essex 2003 revenues and a solid base of contracts with excellent growth potential. SDL's revenues were approximately $3.1 million and $1.1 million for the fiscal year ended September 30, 2002 and the fiscal quarter ended December 31, 2002, respectively. Historical financial statements of SDL and pro forma information presenting the effect of the acquisition as if it had been completed on December 30, 2001 are contained in our Current Report on Form 8-K filed with the SEC on April 17, 2003. The Form 8-K is incorporated in this prospectus by reference.

                                  RISK FACTORS

         You should carefully consider the following risk factors before deciding to invest in our Common Stock. You should also consider the other information in this prospectus and the additional information in our other reports on file with the SEC and in the other documents incorporated by reference in this prospectus. See "Where You Can Find More Information" on page 3.

                     RISKS RELATED TO OUR FINANCIAL RESULTS

WE HAVE A HISTORY OF NET LOSSES AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.

         We incurred a net loss for each of our fiscal years ended December 29, 2002 and December 30, 2001 and for our fiscal quarter ended March 30, 2003. The Company also incurred net losses in fiscal 2000 and 1998. In 1999, we reported a small net income. As of March 30, 2003, we had an accumulated deficit of $14.4 million. Our revenues have increased from $2.6 million in fiscal 2001 to $4.5 million in fiscal 2002, primarily as a result of higher revenues on new and expanding U.S. Government programs. In the first fiscal quarter of 2003 our revenues were approximately $3.0 million compared to revenues of $763,000 in the same quarter in 2003, primarily as a result of expansion of government programs and the inclusion of one month of results for SDL, which we acquired effective March 1, 2003. Since September 2000, we have primarily funded our operations from the sale of equity securities. We also expect to incur significant but reduced product development and related expenses, and as a result we will need to increase revenues to achieve profitability.

WE MAY REQUIRE ADDITIONAL FINANCING TO DEVELOP COMMERCIAL APPLICATIONS OF OUR TECHNOLOGIES, WHICH FINANCING MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US OR AT ALL.

         Between September 2000 and December 2002, we have received approximately $6.6 million from Private Investors to pursue commercial applications of our optical and wireless communications technologies and resulting products. While the Company believes that it will generate a modest amount of funds for development activities from internally generated sources over the next 12 to 24 months, receipt of additional financing from external sources would enable to Company to fund more significant development activities on a faster time frame. Our actual capital requirements depend upon several factors that are difficult to predict, including the timing of market acceptance of our commercial products under development, our ability to establish and expand our customer base for our commercial products and services, the level of expenditures for sales and marketing and general and administrative functions, the level of revenues from our U.S. Government contracts, the cost of offering additional services and other factors. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.

         The capital raising environment for small-cap companies like Essex that are developing communications technology products has been and remains in a depressed state. Thus, if additional equity funding becomes available it may be based on an unacceptably low valuation for the Company and/or its technology assets. As a result, we cannot assure you that additional funding will be available or could be obtained in sufficient amounts or on terms acceptable to us, if at all, or on terms that would not include substantial dilution to our stockholders. The Company has not yet demonstrated the sustained profitable operations required to obtain traditional bank or other debt financing and does not have sufficient fixed tangible assets to acquire funds from asset based lenders. As a result, for the foreseeable future additional funding for development will likely come from equity financing. Without additional external financing, we may have to curtail or eliminate development.

                          RISKS RELATED TO OUR BUSINESS

WE CURRENTLY RELY ON SALES TO U.S. GOVERNMENT ENTITIES, AND THE LOSS OF SUCH CONTRACTS WOULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATING RESULTS.

         During fiscal 2002 and 2001, contracts with the U.S. Government, primarily the military services and other departments and agencies of the Department of Defense (DoD), accounted for approximately 97%, or $4.4 million of our revenues, and 84%, or $2.2 million of our revenues, respectively. In the fiscal quarter ended March 30, 2003, revenues on U.S. Government programs were $2.9 million, or 96.3% of our revenues.

         The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our future revenues, earnings and cash flows and thus our ability to meet our financial obligations. U.S. Government contracts are conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract only if appropriations are made by Congress for future fiscal years.

GOVERNMENT CONTRACTS CONTAIN UNFAVORABLE TERMINATION PROVISIONS AND ARE SUBJECT TO AUDIT AND MODIFICATION.

         Companies engaged in supplying defense-related services and equipment to U.S. Government agencies are subject to certain business risks peculiar to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

o suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

o    terminate existing contracts;

o    reduce the value of existing contracts;

o audit our contract-related costs and fees, including allocated indirect costs; and

o    control and potentially prohibit the export of our products.

         Any of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

OUR FIXED PRICE CONTRACTS MAY COMMIT US TO UNFAVORABLE TERMS.

         We provide some of our products and services through fixed price contracts. Fixed price contracts provided 45% and 28% of our sales for fiscal 2001 and 2002, respectively. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Therefore, we fully absorb cost overruns on fixed price contracts and this reduces our profit margin on the contract. Those cost overruns may result in a loss. A further risk associated with fixed price contracts is the difficulty of estimating sales and costs that are related to performance in accordance with contract specifications and the possibility of obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce our profit or cause a loss on the contract.

SINCE WE ARE CURRENTLY DEVELOPING OUR OPTICAL AND WIRELESS TELECOMMUNICATIONS PRODUCTS IT IS DIFFICULT TO EVALUATE OUR FUTURE BUSINESS AND PROSPECTS.

         We have traditionally derived our revenues from providing engineering, communications and signal processing services to the U.S. Government. While we continue to provide these services, over the past year we have continued to emphasize our work on developing new optoelectronics telecommunications products, including HYPERFINE WDM fiber optic communications technology and Optical Processor Enhanced Receiver Architecture (OPERA(TM)) technology. Because our development efforts on these products are ongoing and we have not begun significant commercial sales of these products, our revenue and profit potential is unproven and our limited history in the commercial telecommunications field makes it difficult to evaluate our business and prospects. We have difficulty accurately forecasting our commercial revenue, and we have limited historical financial data upon which to base operating production budgets. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company developing new commercial products for a rapidly changing industry.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR PLAN TO EXPAND INTO COMMERCIAL MARKETS WE WILL HAVE LESS POTENTIAL FOR GROWTH IN REVENUES AND PROFITS AND OUR STOCK PRICE AND VALUATION MAY DECLINE.

         In addition to continuing to pursue our business with the U.S. Government, we are focusing our technical capabilities and expertise on related commercial markets, including HYPERFINE WDM, OPERA(TM) and ImSyn(TM). These products are still under various sTages of development. As such, these products are subject to certain risks and may require us to:

o    develop marketing, sales and customer support capabilities;

o    obtain customer and/or regulatory certification;

o    respond to rapid technological advances; and

o    obtain customer acceptance of these products and product performance.

         Our efforts to enter commercial markets will require significant resources, including additional working capital and capital expenditures, as well as the use of management's time. Our efforts to sell our commercial telecommunications products, particularly our optical networking and broadband wireless communications products, also may depend to a significant degree on the efforts of independent distributors or communication service providers. We can not assure you that these distributors or service providers will be able to market our products or their services successfully or that we will be able to realize a return on our investments in them.

         If we are not successful in addressing the above risks or in developing these commercial business opportunities then our business will remain primarily that of a government contractor. In that event, the Company will have less potential for significant growth in revenues and profits and will be valued by investors accordingly. The Company's failure to develop commercial markets for its technologies may lead investors that purchased our stock based on the potential for such markets to sell their shares and this could cause our stock price and valuation to decline.

OUR STRATEGY INVOLVES PURSUING STRATEGIC ACQUISITIONS AND INVESTMENTS THAT MAY NOT BE SUCCESSFUL.

         Our business strategy includes acquiring or making strategic investments in other companies with a view to expanding our portfolio of products and services, acquiring new technologies, and accelerating the development of new or improved products. To do so, we may issue equity that would dilute our current shareholders' percentage ownership or incur or assume indebtedness. In addition, we may incur significant amortization expenses related to intangible assets. We also may incur significant write-offs of goodwill associated with companies, businesses or technologies that we acquire. Acquisitions and strategic investments involve numerous risks, including:

o difficulties in integrating the operations, technologies, and products of the acquired companies;

o    diversion of management's attention from our core business;

o    potential difficulties in completing projects of the acquired company;

o    the potential loss of key employees of the acquired company; and

o    dependence on unfamiliar or relatively small supply partners.

         In addition, acquisitions and strategic investments may involve risks of entering markets in which we have no or limited direct prior experience, where competitors in such markets have stronger market positions and of obtaining insufficient revenues to offset increased expenses associated with acquisitions.

OUR SUCCESS LARGELY DEPENDS ON OUR ABILITY TO RETAIN KEY PERSONNEL.

         Our success has always depended in large part on our ability to attract and retain highly-skilled technical, managerial, sales and marketing personnel, particularly those skilled and experienced in optoelectronics and optical communications equipment. The loss of key personnel may prevent us from completing current development and restrict new development.

IF WE ARE UNABLE TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE NEEDS OF OUR CUSTOMERS IN A TIMELY MANNER, OUR REVENUES AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

         Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Technological change in the optical networking industry is occurring at a rapid pace. As a result, we expect there to be frequent new product introductions, changes in customer requirements and evolving industry standards. We may not be able to develop new products or enhancements to our existing products in a timely manner, or at all. This would cause potential customers to seek other solutions, which would reduce our revenues and adversely affect our results of operations and financial condition.

         We are currently developing many potential optical networking products through our research and development efforts. Although we have several products in development, we may not bring all of these potential products into commercial production due to:

o    changes in customer demand;

o    technological developments that make our products less competitive;

o    evolving industry standards; or

o    allocation of our limited resources to other products or technologies.

         If we incur significant expenses developing products that we do not produce commercially, or if we select the wrong products or technologies to bring into commercial production, our revenues and results of operations could be adversely affected and we may not recover significant research and development expenses.

ONE ASPECT OF OUR SUCCESS IS DEPENDENT ON OUR OPTOELECTRONICS TELECOMMUNICATIONS PRODUCTS BEING DEVELOPED. FAILURE OF OUR PRODUCTS TO OPERATE AS EXPECTED COULD DELAY OR PREVENT THEIR DEPLOYMENT AND SALE AND COULD SERIOUSLY IMPAIR OUR COMMERCIAL BUSINESS AND PROSPECTS.

         Our future growth and success depends in part on the commercial success of our optical and wireless telecommunications products being developed. We have begun limited commercial sales of our products and have produced devices only to specifications required in order to conduct laboratory tests and field trials. Some of our devices have been deployed in field trials, others have been tested in our laboratories and still others are in earlier stages of development. If our products fail to operate as expected, this could delay or prevent their deployment and sale and could seriously impair our business and prospects.

THE MARKET WE INTEND TO SERVE IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

         Competition in the network communications equipment market is intense. This market has historically been dominated by such large companies as Alcatel, Ciena, Cisco Systems, JDS Uniphase, Lucent Technologies, NEC and Nortel Networks. Some of these companies, as well as emerging companies, are currently developing products that may compete in the specialty areas that Essex's technology is designed to address. We may face competition from other large communications companies who may enter our proposed markets. Many of these possible competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and sales and marketing resources than we do and may be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies than we can. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter our markets, further intensifying competition.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY EFFECTIVELY, WE MAY BE UNABLE TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGIES, WHICH WOULD IMPAIR OUR COMPETITIVE ADVANTAGE.

         We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our key employees and consultants and control access to and distribution of our software, documentation and other proprietary information. The Company believes that its patents and patent applications provide it with a competitive advantage. Accordingly, in the event the Company's products and technologies under development gain market acceptance, patent protection would be important to the Company's business. However, obtaining patent and other intellectual property protection may not adequately protect our rights or permit us to gain or keep any competitive advantage. For instance, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our patented products or technology without our permission, thus eroding or eliminating the competitive advantage we hope to gain though the exclusive rights provided by patent protection. Moreover, our existing patents and patents we have applied for (if granted) may not protect us against competitors that independently develop proprietary technologies that are substantially equivalent or superior to our technologies, or design around our patents. In addition, the competitive advantage provided by patenting our technology may erode if we do not upgrade, enhance and improve our technology on an ongoing basis to meet competitive challenges.

         Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. A complete description of Essex's patents and patent applications is contained in our Annual Report on Form 10-KSB for fiscal 2002. The Form 10-KSB is incorporated in this prospectus by reference and we are delivering a copy of the report together with this prospectus.

THERE IS A RISK THAT SOME OF OUR PATENT APPLICATIONS WILL NOT BE GRANTED.

         Although we have received notice of allowance of our first HYPERFINE WDM patent, we have filed several other applications for U.S. patents relating to our HYPERFINE WDM and OPERA(TM) technologies, and there is a risk that some or all of the pending applications will not issue as patents. Although we believe our patent applications are valid, the failure of our pending applications to issue as patents would affect the competitive advantage we hope to gain by obtaining patent protection and thus likely could have a material adverse effect upon our business and results of operations.

WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES, WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITY, DIVERT THE TIME AND ATTENTION OF OUR MANAGEMENT AND PREVENT US FROM SELLING OUR PRODUCTS.

         We or our customers may be a party to litigation in the future to protect our intellectual property or to respond to allegations that we infringe on others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers against the alleged infringement. If we are unsuccessful in any intellectual property litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time consuming and expensive to resolve and would divert management's time and attention. In addition, we could be forced to do one or more of the following:

o stop selling, incorporating or using our products that include the challenged intellectual property;

o obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

o    redesign those products that use the technology.

         If we are forced to take any of these actions, our business could be seriously harmed.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE VERY EXPENSIVE, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

         From time to time we may be required to license technology from third parties to sell or develop our products and product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost. If we were required to use technology with lower performance standards or quality, customers may stop buying our products and this would cause our revenues to decline. Similarly, if our costs rise significantly, customers may choose less expensive alternative products, which would cause our revenues to decline.

                RISKS RELATED TO THE OPTICAL NETWORKING INDUSTRY

THE OPTICAL NETWORKING INDUSTRY IS DEVELOPING, UNPREDICTABLE AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS. IF THIS INDUSTRY DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, DEMAND FOR OUR PRODUCTS MAY FAIL TO GROW OR MAY DECLINE, WHICH WOULD ADVERSELY AFFECT OUR REVENUES.

         The optical networking industry is developing and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and continuously evolving industry standards. As a result, it is difficult to predict its potential size and future growth rate. In addition, evolving customer requirements and industry standards are uncertain. Our success in generating revenues in this evolving market will depend on our ability to:

o establish, maintain and enhance our relationships with optical networking customers;

o    convince our customers of the benefits of next-generation optical networks;
     and

o predict accurately, and develop our products to meet, evolving customer requirements and industry standards.

         If we fail to address changing market conditions, sales of our products may fail to grow or may decline, which would adversely affect our revenues.

THE OPTICAL NETWORKING EQUIPMENT INDUSTRY IS EXPERIENCING DECLINING AVERAGE SELLING PRICES, WHICH COULD ADVERSELY AFFECT OUR REVENUES AND GROSS MARGINS.

         The optical networking equipment industry is experiencing declining average selling prices as a result of increasing competition and greater unit volumes as communications service providers continue to deploy fiber optic networks. We anticipate that average selling prices will continue to decrease in the future in response to product introductions by competitors, price pressures from significant customers and greater manufacturing efficiencies. These average selling price declines may contribute to a decline in our gross margins, which could adversely affect our results of operations.

IF THE INTERNET AND COMMERCIAL DATA NETWORKS DO NOT CONTINUE TO EXPAND AND NEXT-GENERATION OPTICAL NETWORKS ARE NOT DEPLOYED AS RAPIDLY AS WE ANTICIPATE, SALES OF OUR PRODUCTS UNDER DEVELOPMENT MAY DECLINE, AND OUR REVENUES MAY BE ADVERSELY AFFECTED.

         Our future commercial success depends on the continued growth of the Internet and commercial data networks for commerce and communications, the continuing increase in the amount of data transmitted over communications networks and the increasing adoption of, and improvements to, optical networks to meet the increased demand for bandwidth. If data networks, including the Internet, do not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for the products we are developing is uncertain and will depend to a great degree on the continued growth and upgrading of optical networks.

BECAUSE OPTICAL PRODUCTS ARE COMPLEX AND ARE DEPLOYED IN COMPLEX ENVIRONMENTS, THE PRODUCTS WE ARE DEVELOPING MAY HAVE DEFECTS THAT WE DISCOVER ONLY AFTER FULL DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

         Optical products are complex and are designed to be deployed in large quantities across complex networks. Because of the nature of the products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Customers may discover errors or defects in the hardware or the software, or products we develop may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified in full deployment, we would likely experience:

o    loss of, or delay in, revenue and loss of market share;

o    loss of existing customers;

o    difficulties in attracting new customers or achieving market acceptance;

o    diversion of development resources;

o    increased service and warranty costs;

o    legal actions by our customers; and

o    increased insurance costs.

         The occurrence of any of these problems could seriously harm our business, financial condition and results of operations. Defects, integration issues or other performance problems could result in financial or other damages to our customers or could negatively affect market acceptance for the products we develop. Our customers could also seek damages for losses from us, which, if they were successful, would seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources.

                         RISKS RELATED TO THIS OFFERING

A LIMITED NUMBER OF STOCKHOLDERS ARE ABLE TO EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL.

         Since September 2000, the Company has engaged in several private placements with a few private investors or their affiliates. We refer to these entities and their affiliates as the "Private Investors". As of the date of this prospectus, these Private Investors hold collectively approximately 3.6 million shares of common stock, including 1,166,666 shares of Common Stock covered by this Prospectus. The Private Investors also hold warrants exercisable under certain circumstances for up to two million shares of our common stock. Accordingly, the Private Investors could seek to exercise significant control and influence of certain actions requiring the approval of the holders of shares of our common stock. This concentration of ownership may also delay or prevent a change in control of Essex or reduce the price other investors might be willing to pay for our common stock. In addition, the interests of the Private Investors may conflict with the interests of other holders of our common stock.

THERE IS CURRENTLY ONLY A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND OUR COMMON STOCK IS SUBJECT TO SIGNIFICANT PRICE fluctuations.

         Our common stock has recently been included for listing on the American Stock Exchange (AMEX). Prior to the AMEX listing, our common stock was traded on the OTC Bulletin Board. Historically, there has been only a limited public market for our common stock and we do not expect an active and robust trading market to develop until the number of shares in the hands of the public is substantially increased. In addition, in the event our operating results fall below the expectations of public market analysts and investors, the market price of our common stock would likely be materially adversely affected.

         The trading price of our common stock is likely to be volatile and sporadic. The stock market in general, and the market for technology companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price such investors paid for their shares or at any price at all.

SALES BY THE SELLING STOCKHOLDERS OR OTHERS OF A SIGNIFICANT NUMBER OF SHARES OF COMMON STOCK COULD HAVE A MATERIAL ADVERSE EFFECT ON PREVAILING MARKET PRICES.

         We cannot predict what effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock by the selling stockholders, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

         At March 31, 2003, we have outstanding approximately 8.9 million shares of our common stock, approximately 4,348,000 of which were sold or issued by us in private transactions in reliance upon exemptions from registration under the Securities Act. (See "Other Business Information - Recent Developments" in our 2002 Form 10-KSB for further information.) These privately placed shares may be sold only pursuant to an effective registration statement filed by Essex or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of Essex, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or an affiliate of ours. The number of shares of common stock which may be sold within any three- month period is limited to the greater of one percent of the then outstanding number of shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not our affiliate (and who has not been our affiliate for 90 days prior to the sale) and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares without compliance with the foregoing requirements under Rule 144.

         In addition to the shares covered by this prospectus, the Private Investors have been granted rights to have up to 2,000,000 shares of common stock issuable upon exercise of warrants registerable under the Securities Act upon demand and another approximately 600,000 shares of common stock through "piggy-back" registration rights. We have also filed a registration statement to register an additional 785,000 shares held by the Private Investors and by other parties. Sales of substantial amounts of common stock under Rule 144 or pursuant to the holder's registration rights, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

         In the past, securities class action litigation has often been brought against companies after periods of volatility in the market price of their securities. Securities litigation could result in substantial costs and divert management's attention and resources from our business. Due to the potential volatility of our stock price, we may be the target of securities litigation in the future.

                            OUR PRODUCTS AND SERVICES

         Capitalizing on our expertise and success in developing and building optoelectronic systems for national security applications, we has developed five core areas of technological expertise and intellectual property:

1) Optoelectronic processors and processing (including the Advanced Optical Processor (AOP) program and Optical Processor Enhanced Receiver Architecture (OPERA(TM)) technology);

2) HYPERFINE WAVELENGTH DIVISION MULTIPLEXING (WDM) technology for telecommunications;

3) Communications services (including the capabilities of the newly formed Communications Services Division);

4) Signal processing (including the capabilities of recently acquired Sensys Development Laboratories, Inc.); and

5) Virtual Lens Imaging (VLI) technology (including the ImSyn(TM)processor and technology, for above and below ground imaging).


         Our services and products for sale and under development include:

o The Advanced Optical Processor (AOP) being developed by Essex under contract for the United States Missile Defense Agency (MDA) is a third generation device which leverages spread spectrum signal analysis, wideband ELINT (electronic intelligence) and cryptologic exploitation. The AOP is used for ballistic missile defense environments. In these environments, not only must the missile target be identified using Range-Doppler Imaging
     (RDI), but other items that are sent into the threat environment to make it harder to identify and "kill" the missile target must also be identified. Other items launched along with the missile include chaff, debris, closely spaced objects, jammers, spoofers and missile decoys. The AOP is a high performance radar signal processor that provides the true correlation-based image formation for ballistic missile defense in a cost-effective, low size, low weight and low power package. Separately, OPERA(TM), an optically enhanced digital signal processing technology, has demonstrated in laboratory modeling a dramatic increase in the quality of service and carrying capacity for CDMA wireless telecommunications systems. Further development and testing of OPERA(TM)has been temporarily delayed until funding is identified and obtained to finance such activity.

o An all-optical, all-passive technique, HYPERFINE WDM fiber optic communications technology, which has shown to significantly increase the number of channels and their combined bandwidth used for DWDM. The core HYPERFINE WDM technology provides:

-    All passive optical components;

-    Simple and small packaging, using standard manufacturing processes;

-    Excellent channel isolation;

-    High density--50 MHz to 100 GHz spacing;

-    Superior response and flat filter shapes with excellent channel isolation;

-    Passband shapes that can be tailored for each application;

-    Low insertion loss;

-    Low temperature sensitivity; and

-    Fixed or tunable designs.

o In late 2002 Essex received a telecommunication services contract with a potential total multiyear contract value of $30 million and formed the Communications Services Division (CSD) to provide telecommunication systems support in the area of modernization, project management, integration and engineering analysis. The CSD will focus on supporting the intelligence community's mission-critical voice and video systems and associated infrastructure.

o Essex has acquired SDL, a Maryland-based provider of systems and software engineering services to the intelligence community. SDL's skill and experience are highly complementary to Essex's core competencies in image and signal processing technology.

o The Virtual Lens Imaging technology (VLI) is a patented high-resolution imaging system that leverages Essex's experience in synthetic aperture imagery and optoelectronic system development. The Company's VLI technology is based on the key features of its optoelectronic processor and its ability to calculate images from non-uniform data in real time. Separately, our high-speed optoelectronic processor, Image Synthesis (ImSynTM), enables extraordinarily fast processing of data for complex visual image systems including radar imaging, magnetic resonance imaging (MRI), microscopy and ultrawideband signal processing. We are currently seeking additional funding to further the development and testing of second generation ImSyn(TM) processors in 2003.

         Essex currently does not have sufficient resources to bring all of its telecommunications and optoelectronics processing devices to market. Accordingly, Essex will likely have to partner with or enter into licensing arrangements with major industry participants in order to successfully introduce in large volume its technology and products. In addition, several optical telecommunications and fiber optic companies, both established and emerging, are currently developing products that may compete in the specialty areas that Essex's technology is designed to address. Most of these companies are larger and more established than Essex and have existing customer bases and significantly greater access to capital resources than Essex. See "RISK FACTORS."

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the Common Stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         This prospectus relates to the offering by the stockholders named in the prospectus for the resale of shares of common stock as set forth below. Throughout this prospectus, we may refer to these stockholders and their pledgees, donees, transferees or other successors in interest who receive shares in non-sale transactions, as the "selling stockholders." If they sell all of these shares in this offering, the selling stockholders will beneficially own the shares of our Common Stock as shown below.

         The table below sets forth the following information as of September 28, 2003 with respect to each selling stockholder based on information provided by or on behalf of the selling stockholders: (i) name and nature of any position or other relationship with us within the past three years; (ii) the number and percentage of total outstanding shares of our Common Stock each selling stockholder beneficially owned before this offering; (iii) the number of shares of Common Stock the selling stockholder is offering; and (iv) the number and percentage of total outstanding shares of our Common Stock that the selling stockholder will own after the selling stockholder sells all of the shares in this offering.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Shares of our Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding and beneficially owned by the person holding such options or warrants. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

                                                  Percentage                                       Percentage
                                                      of                                               of
                                                 Outstanding                                       Outstanding
                                                  Shares of                                         Shares of
                               Amount and           Common                           Amount and      Common
                                 Nature             Stock                             Nature of       Stock
                              of Beneficial      Beneficially                        Beneficial    Beneficially
                                Ownership           Owned        Shares of Common     Ownership       Owned
  Name and Address of          Before the           Before         Stock Offered      After the    After this
    Beneficial Owner            Offering         the Offering         Hereby          Offering      Offering
---------------------------------------------------------------------------------------------------------------
GEF Management

   Corporation ("GEF") (1)  1,450,700               14.6            100,000          1,350,700            13.6
Global Environment
   Strategic Technology
   Partners, LLC
   ("GESTP")(2)             1,164,166               13.0            766,666            397,500             3.3
Caroline S. Pisano(3)         808,000                8.7            350,000             58,000             *
James A. Katra(4)             470,571                5.3            437,602             32,969             *
David W. Morsberger(5)        231,189                2.6            231,189                250             *
Robert J. Hilton(6)           214,758                2.4            214,758                  0             *
Jeffery M. Brown(7)           171,392                1.9            171,392                  0             *
Richard E. Krauss, Jr(8)       14,857                *               14,857                  0             *
Richard B. Taber, Jr.(9)       18,571                *               18,571                  0             *
---------------------------------------------------------------------------------------------------------------
Robert F. Welte(9)              9,360                *                9,360                  0             *
---------------------------------------------------------------------------------------------------------------
Lawrence H. Young, Jr.(9)       4,457                *                4,457                  0             *

Mark G. Froehly(9)              1,634                *                1,634                  0             *
---------------------------------------------------------------------------------------------------------------
Anthony F. Zaukus, Jr.(9)         743                *                  743                  0             *
---------------------------------------------------------------------------------------------------------------
Mark D. Nichols(9)                594                *                  594                  0             *

*Less than 1%

     (1) Includes 332,500 shares transferred to GEF by GEF Optical Investment Company, LLC ("Optical"), an affiliated entity that was formerly listed as a selling stockholder herein. Also includes: (i) 250,000 shares of common stock issuable upon the exercise of warrants held by GEF and 750,000 shares issuable upon the exercise of warrants held by GEF Technology Managers Co., LLC, an affiliated entity, and (ii) 118,200 shares held by Global Environmental Capital Co., LLC, an affiliated entity. GEF may be deemed to beneficially own the shares held by these affiliated entities as described in footnote (2) below.

     (2) Includes 997,500 shares transferred to GESTP by Optical. H. Jeffrey Leonard, the Chairman of the Board of Essex, is a director of the managing member of GEF. Based upon a schedule 13D/A filed with the Securities and Exchange Commission on November 18, 2002, each of GEF and GESTP and Mr. Leonard may have beneficial ownership of all shares held by GEF, GESTP and affiliated entities. Mr. Leonard has voting and/or investment control of these shares.

     (3) Includes 400,000 shares of common stock issuable upon the exercise of warrants. Caroline S. Pisano is Vice President of Finance and General Counsel of the Company. She is the sister-in-law of Mr. Leonard (footnote 1).

     (4) Prior to its acquisition by Essex, Mr. Katra was Executive Vice President and Chief Financial Officer and a founding shareholder of our wholly-owned subsidiary SDL and is currently employed by SDL. Of the shares shown as beneficially owned, 30,969 are owned jointly by Mr. Katra and his spouse.

     (5) Prior to its acquisition by Essex, Mr. Morsberger was Chief Technical Officer and a founding shareholder of our wholly-owned subsidiary SDL, and is currently employed by SDL. Of the shares shown as beneficially owned, 250 are owned by Mr. Morsberger's spouse.

     (6) Prior to its acquisition by Essex, Mr. Hilton was a Vice President and a founding shareholder of our wholly-owned subsidiary SDL, and is currently employed by SDL.

     (7) Prior to its acquisition by Essex, Mr. Brown was a Vice President and Corporate Secretary and a founding shareholder of our wholly-owned subsidiary SDL, and is currently employed by SDL.

     (8) Prior to its acquisition by Essex, Mr. Krauss was President of our wholly-owned subsidiary SDL, and is currently employed by SDL

     (9) Employees of SDL

                              PLAN OF DISTRIBUTION


         The Common Stock being offered by the selling stockholders may be sold in transactions on the American Stock Exchange, on another market on which the Common Stock may be trading, or in privately-negotiated transactions. The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or any other price the selling stockholders may determine. The Common Stock may also be sold under SEC Rule 144 and not under this prospectus. The selling stockholders have the discretion not to accept any purchase offer or make any sale of Common Stock if they deem the purchase price to be unsatisfactory at any particular time, or for any reason.


         The selling stockholders may also sell the Common Stock directly to broker-dealers acting as principals and/or to broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and broker-dealers acting as principals will do so for their own account at negotiated prices and at their own risk. It is possible that the selling stockholders will sell shares of Common Stock to broker-dealers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with a selling stockholder. The selling stockholders also may sell shares short and deliver the shares to close out their positions, and may loan or pledge their shares to a broker-dealer who may have the right to sell the loaned or pledged shares on default or otherwise. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Common Stock offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

         The selling stockholders and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and its rules and regulations, which may limit the timing of purchases and sales of any of the Common Stock by the selling stockholders or other distribution participants. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to such securities for a specified period of time before the commencement of distributions subject to specified exceptions or exemptions. This may affect the marketability of the Common Stock. The Company is aware of the restrictions imposed by Regulation M during distributions of securities by the selling stockholders. The Company also has advised each of the selling stockholders of their duties and obligations to comply with Regulation M and has requested that each selling stockholder and its affiliated purchasers, if any, refrain from bidding for or purchasing or inducing others to bid for or purchase common stock during the five day restricted period in connection with any "distribution" of common stock by such selling stockholders.

         We have agreed to indemnify the selling stockholders against some important liabilities, including liabilities under the Securities Act, or to contribute to any payments these selling stockholders may be required to make in respect of these liabilities. We are paying the costs of this registration for the selling stockholders.

                                  LEGAL MATTERS

         The legal issuance and fully paid and non-assessable status of our Common Stock offered by this prospectus was passed upon for us by our legal counsel, Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland. Counsel's opinion is included as exhibit 5.1 to the registration statement of which this prospectus is a part.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 29, 2002 have been so incorporated in reliance on the report of Stegman & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The historical financial statements of SDL as of September 30, 2002 and for each of the two years in the period ended September 30, 2002 incorporated in this prospectus by reference to our Current Report on Form 8-K filed on April 17, 2003, as amended by the Form 8-K/A filed on June 10, 2003, have been so incorporated in reliance on the report of Stegman & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

             ------------------------------------------------------
             ------------------------------------------------------

                                TABLE OF CONTENTS

             ------------------------------------------------------
             ------------------------------------------------------


                                                              PAGE
                                                            --------

      Where You Can Find More Information ..................   3
      Forward Looking Statements ...........................   4
      Essex Corporation ....................................   4
      Summary Financial Information ........................   5
      The Offering 6 Recent Developments ...................   6
      Risk Factors .........................................   7
      Our Products and Services ............................  17
      Use of Proceeds ......................................  18
      Selling Stockholders .................................  19
      Plan of Distribution .................................  21
      Legal Matters ........................................  22
      Experts ..............................................  22

             ------------------------------------------------------
             ------------------------------------------------------


                                ESSEX CORPORATION

                                  Common Stock

                            ------------------------
                                   PROSPECTUS

                            ------------------------
                                     , 2003

             ------------------------------------------------------
             ------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee                                        $   735
Accounting fees and expenses                                  4,000
Legal fees and expenses                                      12,500
Blue Sky fees and expenses (including counsel fees)           2,500
Printing expenses                                               500
Transfer agent's and registrar's fees and expenses              500
Miscellaneous expenses                                          200
                                                            -------
  Total                                                     $20,935
                                                            =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Virginia Stock Corporation Act ("Act") permits indemnification of directors and officers of a corporation under certain conditions and subject to certain limitations. Articles (h) and (i) of Essex's Articles of Incorporation contain provisions for the indemnification of directors and officers of Essex within the limitations permitted by the Act. In addition, Essex has entered into indemnity agreements with all of its directors and officers which provide the maximum indemnification allowed by the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER                     DESCRIPTION

4.1   Specimen Stock Certificate*
5.1   Opinion of Whiteford, Taylor & Preston L.L.P.**
23.1  Consent of Independent Accountants
23.2  Consent of Independent Accountants
23.3  Consent of Whiteford, Taylor & Preston L.L.P. (included in Exhibit 5.1)**
24.1  Power of Attorney**
99.1  Securities Purchase Agreement dated March 15, 2001*

99.2  Amendment No. 2 to Registration Rights Agreement dated March 15, 2001*
99.3  Securities Purchase Agreement dated December 14, 2000*
99.4  Amendment No. 1 to Registration Rights Agreement dated December 4, 2000*
99.5 Securities Purchase Agreement dated September 7, 2000 among the Company, Global Optical Investment Company, LLC and Networking Ventures LLC. ***
99.6 Registration Rights Agreement dated September 7, 2000 among the Company, Global Optical Investment Company, LLC and Networking Ventures LLC***
99.7 Agreement and Plan of Merger among Essex Corporation, SDL Acquisition, Inc., Sensys Development Laboratories, Inc, and the Principal
      Shareholders dated as of February 21, 2003****
99.8  Registration Rights Agreement dated as of February 28, 2003 between
      Essex Corporation and Sensys Development Laboratories, Inc. Shareholders**
-----------------------
   * Incorporated by reference from the similarly numbered exhibit in the Company's Registration Statement on Form S-2 (333-61200).
  ** Previously filed.
 *** Incorporated by reference from Exhibit 99 to the Company's Form 8-K filed
     September 20, 2000.
**** Incorporated by reference from Exhibit 2.1 to the Company's Form 8-K filed
     March 7, 2003 .

     (b) Financial Statement Schedules.

         None.

ITEM 17.  UNDERTAKINGS.

         (a) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933.

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment to the registration statement) which, individually or when viewed together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement. Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each of these post-effective amendments shall be deemed to be a new registration statement relating to the securities being offered, and the offering of those securities at that time shall be deemed to be their initial bona fide offering.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered, and the offering of those securities at that time shall be deemed to be their initial bona fide offering.

         (c) Insofar as directors, officers and controlling persons of the Registrant are permitted to seek indemnification for liabilities arising under the Securities Act, under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a director, officer or controlling person asserts a claim for indemnification against these types of liabilities in connection with the securities being registered, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it under these circumstances is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Howard, State of Maryland, on November 25, 2003.


                                     ESSEX CORPORATION


                                     By: /S/ LEONARD E. MOODISPAW
                                     ----------------------------------------
                                         Leonard E. Moodispaw
                                         President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                   TITLE                         DATE
/S/ H. JEFFREY LEONARD*             Chairman of the Board         November 25, 2003
----------------------------
H. Jeffrey Leonard

/S/ LEONARD E. MOODISPAW            President, Chief Executive    November 25, 2003
---------------------------         Officer, and Director
Leonard E. Moodispaw                (principal executive officer)


/S/ JOSEPH R. KURRY, JR.            Chief Financial Officer       November 25, 2003
---------------------------         (principal financial and
Joseph R. Kurry, Jr.                accounting officer)


/S/ JOHN G. HANNON*                 Director                      November 25, 2003
---------------------------
John G. Hannon

/S/ ROBERT W. HICKS*                Director                      November 25, 2003
---------------------------
Robert W. Hicks

/S/ RAY M. KEELER *                 Director                      November 25, 2003
---------------------------
Ray M. Keeler

/S/ FRANK E. MANNING*               Director                      November 25, 2003
---------------------------
Frank E. Manning

/S/ MARIE S. MINTON*                Director                      November 25, 2003
---------------------------
Marie S. Minton

/S/ ATHUR L. MONEY*                 Director                      November 25, 2003
---------------------------
Arthur L. Money

/S/ TERRY M. TURPIN*                Director                      November 25, 2003
---------------------------
Terry M. Turpin


* pursuant to a power of attorney dated April 29, 2003 filed with this Registration Statement (No. 333-104819)